Fisher&Paykel appliances

Fisher & Paykel Appliances Holdings Limited
78 Springs Road, East Tamaki
PO Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64 9 273 0600
Facsimile: +64 9 273 2789

www.fisherpaykel.co.nz


05009512

28 June 2005

SUPPL

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA


SEC MAIL PROCESSING
RECEIVED
JUL 0 5 2005
WASH., D.C.
185
SECTION

REFERENCE: 82-34868

SECURITIES EXCHANGE ACT 1934, RULE 12g3-2(b)
FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

In accordance with the exemption that we have from Rule 12g3-2(b) please find enclosed the following:

Copy of confirmation from the Companies Office for a change of address for director Gary Albert Paykel.

Yours faithfully
FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

MIKE MATSON
Group Solicitor

7/7

To print this confirmation press Ctrl and P simultaneously

Click OK to return to either the Document Registration menu or to complete your annual return.

Date 20-JUN-2005	**Time** 10:34:27
Document type	Online Particulars of Directors
Presenter	FISHER & PAYKEL
Company	289193 FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

Registered Changes

Director	PAYKEL, Gary Albert
Residential Address	44 Arney Road Remuera Auckland
Date Effective	3 Jun 2005